UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

[logo of Morgan & Company
Chartered Accountants]

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at March 31, 2005 and the consolidated statements of operations and deficit, cash flows, and changes in shareholders' equity for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

May 27, 2005

"Morgan & Company"
Chartered Accountants

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	Member of JHI	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, B.C. V7Y 1A1

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$758,290	$1,890,030
Receivables	47,651	189,779
Prepaid expenses	166,654	191,857
	972,595	2,271,666
Notes Receivable And Accrued Interest (Note 2)	-	-
Property, Plant And Equipment (Note 3)	17,646,184	17,698,273
Intangible Assets (Note 4)	1,906,590	1,981,156

	$20,525,369	$21,951,095
LIABILITIES

Current
Accounts payable and accrued liabilities	$680,948	$724,951
Accrued interest payable	228,016	223,841
Loans payable (Note 5)	303,500	83,500
Current portion of long term debt (Note 6)	1,371,527	1,400,950
	2,583,991	2,433,242

Redeemable Preferred Shares (Note 8)	10,885	582,404
Deposits Received Related To Joint Venture Option Agreements	7,431,032	7,431,032
Long Term Debt (Note 6)	4,953,799	5,042,985
Promissory Notes Payable (Note 7)	204,010	52,000
	15,183,717	15,541,663
Contingencies (Note 10)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2005	2004

SHAREHOLDERS' EQUITY

Share Capital (Note 8)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:

  Series 1 - 50,000,000 shares;

  Series 2 - 5,000,000 shares; and

  Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
107,175,065 at March 31, 2005 and December 31, 2004 (of which 10,842,480 shares are held in escrow)	$55,974,931	$55,974,931

Contributed Surplus	883,564	883,564
Non-Controlling Interest Deficit Relating To Dividends	(568,048)	(568,048)
Deficit Accumulated During The Development Stage	(50,948,795)	(49,881,015)
	5,341,652	6,409,432

	$20,525,369	$21,951,095

Approved by the Board of Directors:
/s/ Dr. Owen A. Anderson ______________________________ Dr. Owen A. Anderson, Director	/s/ Rene Abi-Rached ______________________________ Rene Abi-Rached, Ph.D., Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2005	2004	2005
Expenses
Audit and accounting	$24,090	$19,970	$1,128,307
Corporation and capital taxes	-	-	536,023
Consulting fees	238,689	130,079	3,157,632
Depreciation and amortization	202,459	307,103	7,056,814
Directors' and officers' fees	42,072	36,000	1,312,429
Finders', loan guarantee and commitment fees	341	-	3,642,517
General expense	79,787	126,665	2,794,635
Legal	42,877	47,287	5,735,308
Insurance	17,693	32,117	498,336
Interest and foreign exchange	125,262	82,968	5,644,612
Investor relations	3,698	5,961	144,193
Product representation costs	15,000	38,722	2,414,124
Telephone, fax and cellular	9,169	7,741	627,951
Office rent	27,232	25,500	912,122
Promotion and presentation	11,631	6,423	331,873
Property taxes	5,556	10,525	1,085,698
Repairs and maintenance	19,798	17,670	779,723
Travel and business promotion	34,047	50,704	3,451,163
Transfer agent and filing fees	12,810	9,902	430,230
Wages and benefits	237,515	245,662	4,784,197
	1,149,726	1,200,999	46,417,887
Less: Interest and other income	(81,946)	(144,107)	(2,089,859)

Loss From Operations	(1,067,780)	(1,056,892)	(44,378,028)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2005	2004	2005

Loss From Operations	$(1,067,780)	$(1,056,892)	$(44,378,028)

Deferred Project Development Cost Written Down	-	-	(4,638,737)
Gain On Cancellation Of License Rights	-	-	7,276,101
Foreign Exchange Gain On Cancellation Of License Rights	-	-	1,035,200
Gain On Termination Of Option	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	1,216,580
Legal Settlement	-	-	(200,000)
Write Down Of Note Receivable And Interest (Note 2)	-	-	(1,573,192)
Write Down Of Property, Plant And Equipment (Note 3)	-	-	(6,833,188)

Net Loss For The Period Before Non-Controlling Interest	(1,067,780)	(1,056,892)	(47,835,274)
Non-Controlling Interest	-	-	(1,246,355)

Net Loss For The Period	(1,067,780)	(1,056,892)	$(49,081,629)
Preferred Share Dividends	-	-

Net Loss Available To Common Shareholders	$(1,067,780)	$(1,056,892)

Income (Loss) Per Share, Basic and diluted	$(0.01)	$(0.01)

Weighted Average Common Shares Outstanding	107,175,065	104,272,429

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2005	2004	2005

Cash Flows From Operating Activities
Net loss for the period	$(1,067,780)	$(1,056,892)	$(49,081,629)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	-	(18,700)	273,569
Accrued interest on notes receivable	-	24,445	(461,341)
Accrued interest on promissory notes payable	2,011	-	4,011
Accrued interest on other long term financing agreement (Note 6)	-	-	107,339
Amortization of discount on redeemable preferred shares	28,481	48,525	610,885
Gain on cancellation of license rights	-	-	(7,275,501)
Realized exchange gain on cancellation of license rights	-	-	(1,216,580)
Gain on issue of treasury shares by subsidiary company	-	-	(1,035,200)
Shares issued for loan guarantee and commitment fees	-	-	1,792,315
Non-controlling portion of income (loss) in subsidiary	-	-	1,246,355
Write down of deferred project development costs	-	-	4,638,737
Write down of note receivable	-	-	1,573,192
Write down of property, plant and equipment	-	-	6,833,188
Stock based compensation	-	-	578,564
Depreciation and amortization	202,459	307,103	7,056,814

(Increase) Decrease in assets
Receivables	142,128	(10,241)	(47,651)
Prepaid expenses	25,203	199,042	(166,654)

Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	175,997	(209,125)	900,948
Accrued interest payable	4,175	(13,691)	228,016
Net Cash Used In Operating Activities	(487,326)	(729,534)	(33,440,623)

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(75,804)	(159,378)	(30,129,097)
Acquisition of intangible assets	-	(96,995)	(2,982,636)
Project development costs	-	-	(4,638,737)
Notes receivable	-	(43,880)	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	(306,774)
Net non-current assets of subsidiary	-	-	(146,418)
Net Cash Used In Investing Activities	(75,804)	(300,253)	(39,589,081)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			CUMULATIVE
			PERIOD FROM
			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2005	2004	2005

Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$-	$-	$47,925,913
Issuance of preferred shares	-	-	6,256,703
Redemption of preferred shares	(600,000)	-	(600,000)
Dividends paid	-	-	(1,560,392)
Contributed surplus	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	15,741,733
Increase (Decrease) in restricted cash	-	-	-
Increase in amount due to related parties	-	-	1,848,483
Repayment of amount due to related parties	-	-	(1,848,483)
Repayment in loans payable	-	-	83,500
Repayment of advances payable	-	-	(363,021)
Increase in advances payable	-	-	363,021
Repayment of long term debt	(50,990)	(119,367)	(3,918,791)
Increase in long term debt	-	-	10,019,771
Proceeds from mortgages payable	-	-	3,105,160
Repayment of mortgages payable	(67,619)	-	(3,172,779)
Increase in promissory notes payable	150,000	-	200,000
Increase in project advance payable	-	-	2,000,000
Repayment of project advance payable	-	-	(2,000,000)
Net Cash Provided By (Used In) Financing Activities	(568,609)	(119,367)	73,787,995

Net Increase (Decrease) In Cash and Cash Equivalents	(1,131,739)	(1,149,154)	758,291

Cash and Cash Equivalents, Beginning Of Year	1,890,030	2,763,972	-

Cash and Cash Equivalents, End Of Year	$758,291	$1,614,818	$758,291

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

						NON-CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK			INTEREST	ACCUMULATED
	NUMBER		NUMBER			DEFICIT	DURING THE
	OF		OF		CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
							(
Balance, December 31, 2001	65,009,121	$36,328,211	6,186,114	$6,184,163	$305,000	$-	$(25,052,077)	$17,765,297

Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss	-	-	-	-	-	-	(2,285,156)	(2,285,156)

Balance, December 31, 2002	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 8)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 8)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest	-	-	-	-	-	871,282	-	871,282
Net loss	-	-	-	-	-	-	(11,484,114)	(11,434,114)

Balance, December 31, 2004	107,175,065	55,974,931	-	-	883,564	(568,048)	(49,881,015)	6,459,432

Net loss	-	-	-	-	-	-	(1,067,780)	(1,067,780)

Balance, March 31, 2005	107,175,065	55,974,931	-	-	883,564	(568,048)	(50,948,795)	5,391,652

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $568,048 and $1,439,330 respectively, at December 31, 2004 and 2003. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

b) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program is to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

e) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

f) Stock Based Compensation

Effective January 1, 2004 the Company adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Company used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Company was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

i) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

j) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Foreign Currency Translation (Continued)

The resulting foreign exchange gains and losses are included in income in the current period.

k) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 5,200,000 (2003 - 34,500,000) common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

l) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become fully redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares were recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense. During the period ended March 31, 2005, $600,000 of the Class B preferred shares were redeemed.

n) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included note receivable and accrued interest, property, plant and equipment, real estate, intangible assets and future income taxes.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology. During 2004, the Company determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT

	MARCH 31, 2005
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	53,533	9,036	44,497
Automotive	152,703	134,826	17,877
Office furniture and equipment	318,568	269,781	48,787
Computer equipment	182,205	136,009	46,196
Other machinery and equipment	5,962,493	3,701,505	2,260,988
Building	11,795,705	-	11,795,705

	$21,897,341	$4,251,157	$17,646,184

	DECEMBER 31, 2004
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	11,702,208	-	11,702,208

	$21,818,110	$4,119,837	$17,698,273

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2004 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $2,592,650 (2004 - $2,461,459).

In 2004, as a result of the litigation discussed in Note 11 b), the Company has been unable to complete its Hopcott Road production facility to the point where commercial operations can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002; $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

	MARCH 31, 2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$901,046	$1,881,590
License rights	200,000	175,000	25,000

	$2,982,636	$1,076,046	$1,906,590

	DECEMBER 31, 2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156

5. LOANS PAYABLE

	MARCH 31	DECEMBER 31
	2005	2004

Repayable on demand with interest at 20% per annum (Note 9)	$220,000	$-
Repayable on demand at various interest rates	83,500	83,500

	$303,500	$83,500

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

6. LONG TERM DEBT

Obligations Under Capital Lease

	MARCH 31	DECEMBER 31
	2005	2004

Various Lease Obligations
Weighted average interest at 16.94% (2004 - 17.64%), maturing between May 2005 and November 2005, combined monthly lease payments of principal and interest of $1,926	$15,324	$21,678

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate and an officer guarantee (Note 6).	4,405,998	4,473,617

Other Mortgages
Weighted average interest at 7.73% (2004 - 7.67%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	978,225	997,829

Other long term financing agreements
Weighted average interest at 12.00% (2004 - 11.71%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $51,326. A portion of these amounts are presently under dispute, see Note 10(b) for further details.	925,779	950,811
	6,310,002	6,422,257
	6,325,326	6,443,935
Less: Current portion	1,371,527	1,400,950

	$4,953,799	$5,042,985

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

6. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	OBLIGATIONS	TOTAL

2005	$21,678	$1,379,272	$1,400,950
2006	$-	$137,217	$137,217
2007	$-	$4,265,352	$4,265,352
2008	$-	$640,416	$640,416
2009 and thereafter	$-	$-	$-
	$21,678	$6,422,257	$6,443,935

7. PROMISSORY NOTES PAYABLE

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before August 27, 2006 and accrues interest at 12% per annum and is due to a company controlled by a director.

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before February 22, 2007 and accrues interest at prime per annum.

The promissory note payable, in the amount of $100,000, is unsecured, payable on or before March 17, 2007 and accrues interest at 4% per annum.

8. SHARE CAPITAL

i) Escrow Shares

As at March 31, 2005, included in the Company's issued and outstanding shares, 10,842,480 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on the new first mortgage (Note 6). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

iii) Stock Options

In accordance with the policies of the Toronto Stock Exchange - Venture, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at March 31, 2005, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iii) Stock Options (Continued)

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, December 31, 2003	-	$-

Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004 and March 31, 2005	5,200,000	$0.20

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2003 - $Nil).

iv) Share Purchase Warrants

As at March 31, 2005, the Company had no non-transferable share purchase warrants outstanding.

v) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become fully redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

v) Class B Preferred Shares of the Subsidiary (Continued)

The redeemable preferred shares are summarized as follows:
	Redemption		Carrying
	Value	Discount	Value
Initial recognition	$1,100,000	$(1,100,000)	$-
Amortization of discount	-	194,208	194,208

Balance, December 31, 2002	$1,100,000	$(905,792)	$194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	$1,100,000	$(711,694)	$388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	$1,100,000	$(517,596)	$582,404
Amortization of discount	-	28,481	28,481
Redemption of preferred shares	(600,000)	-	(600,000)

Balance, March 31, 2005	$500,000	$(489,115)	$10,885

9. RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2005, the Company paid the following:

a) $18,000 (March 31, 2004 - $18,000) for management fees to a company controlled by the family of an officer.

b) $19,500 (March 31, 2004 - $19,500) for rent to a company controlled by a relative of an officer.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (Continued)

c) $16,072 (March 31, 2004 - $18,000) for directors and officers fees.

d) $115,573 (March 31, 2004 - $32,071) for consulting services to a company controlled by the family of an officer.

e) At March 31, 2005, loans payable includes $220,000 (December 31, 2004 - $Nil) payable to a company controlled by the family of an officer, as described in Note 5.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

10. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

10. CONTINGENCIES (Continued)

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs (see Note 6). The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. The outcome of these matters is not presently determinable.

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FIRST QUARTER ENDED
MARCH 31, 2005

May 30, 2005

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

During the first quarter ended March 31, 2005, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility").

Management is committed to enhancing the financial return on the Corporation's $20.5 million of assets, primarily invested in the Facility. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July, 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

The Corporation is not ready for production at full capacity rates.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On May 11, 2005, the Corporation announced that patents have been issued in Croatia and that additional patents have also been issued is Bahrain, Brazil, Hong Kong, Israel, Mexico and Venezuela.

Results of Operations

The Corporation had a net loss of $1,067,780 for the three months ended March 31, 2005, as compared to a net loss of $1,056,892 for the three months ended March 31, 2004.

As at the end of fiscal 2004, the Corporation had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During the first quarter ended March 31, 2005, there was no gain recorded on cancellation of license rights (in the first quarter of 2004 - $nil).

Administrative expenses increased in connection with the Surrey project and the negotiation of potential new MOUs.

The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Depreciation and amortization expenses decreased from $307,103 for the first quarter ended March 31, 2004 to $202,459 for the first quarter ended March 31, 2005. Depreciation and amortization is a non-cash charge.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended March 31, 2005 are taken from our financial statements. The statements for the quarter ended March 31, 2005 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended March 31, 2005:

	March 2005 $	December 2004 $	September 2004 $	June 2004 $	March 2004 $	December 2003 $	September 2003 $	June 2003 $
Total Revenue(1)	81,946	(2,298)	(25,950)	217,789	144,107	66,325	61,634	73,558
Income (Loss) Before Extraordinary Items	1,067,780	(2,560,095)	(1,659,794)	(1,579,371)	(1,056,892)	(2,241,356)	(1,077,466)	(1,315,500)
Income (Loss) Before Extraordinary Items Per Share	0.01	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Net Income (Loss)	(1,067,780)	(7,188,057)	(1,659,794)	(1,579,371)	(1,056,892)	(6,880,093)	(923,006)	(1,315,500)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at March 31, 2005 was $758,290 (December 31, 2004 - $1,890,030), a decrease of $1,131,740 from December 31, 2004. As at March 31, 2005, the Corporation had a working capital deficit of $239,869 (compared to a working capital deficit of $161,576 as at December 31, 2004).

The Corporation in the first quarter of 2005 spent $75,804 on the acquisition of property, plant and equipment which included assets acquired under capital lease (in the first quarter of 2004 - $159,378 and in the first quarter of 2003 - $564,126) together with $nil in the acquisition of intangible assets (in the first quarter of 2004 - $96,995 and in the first quarter of 2003 - $nil).

With respect to financing activities during the first quarter of 2005, the Corporation did not receive any cash as deposits related to interim agreements or MOUs (in the first quarter of 2004 - $nil).

During the first quarter of 2005, the Corporation repaid loans of $nil (in the first quarter of 2004 - $nil) and long term debt of $50,990 (in the first quarter of 2004 - $119,367).

As at March 31, 2005, the Facility, including the property, plant and equipment, had a net book value of approximately $17.6 million. The historical cost of the Facility is approximately $28.1 million.

The Corporation secured a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with its working capital deficiency of $284,869 as at March 31, 2005, the Corporation arranged a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit will be comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involves members of the President's family. The proceeds raised from the private placement will be used for working capital and to pay debts. The private placement was approved by the TSX Venture Exchange on April 12, 2005 and is expected to close on May 31, 2005. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing other external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Risks and Uncertainties

For a detailed description of possible risk factors associated with the Corporation and/or its subsidiary, please refer to the section entitled "Risks and Uncertainties" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004. There have been no material changes to the risk factors disclosed at that time.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during the first quarter ended March 31, 2005 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  During the first quarter ended March 31, 2005, the Corporation paid $18,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  During the first quarter ended March 31, 2005, the Corporation paid $19,500 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the first quarter ended March 31, 2005, the Corporation paid $18,000 for directors and officers fees;

  During the first quarter ended March 31, 2005, the Corporation paid $115,573 for consulting services to Garmeco Canada - Int'l Consulting Engineers Ltd. ("Garmeco Canada"), a company controlled by Mr. Rached's family; and

  At March 31, 2005, loans payable includes $220,000 payable to Garmeco Canada, a company controlled by Mr. Rached's family.

For a further detailed description of related party transactions associated with the Corporation and/or its subsidiary, please refer to the section entitled "Related Party Transactions" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Changes in Accounting Policies including Initial Adoption

For a detailed description of changes in accounting policies including initial adoption, please refer to the section entitled "Changes in Accounting Policies including Initial Adoption" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Financial Instruments and Other Instruments

For a detailed description of financial instruments and other instruments, please refer to the section entitled "Financial Instruments and Other Instruments" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Additional information on these and other factors is included in the Corporation's 2003 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

For a detailed description of the legal proceedings associated with the Corporation and/or its subsidiary, please refer to the section entitled "Legal Proceedings" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2004.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the period ended March 31, 2005 and 2004:

	March 31, 2005 $	March 31, 2004 $
Deferred Development Costs	-	-
General and Administration Expenses	822,005	810,928
Interest and Foreign Exchange	125,262	82,968
Depreciation and Amortization	202,459	307,103

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 107,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

FORM 52 - 109FT2

Certification of Interim Filings During Transition Period

I, Roger A. Rached, Chief Executive Officer and President, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated as of May 30, 2005.

/s/ Roger A. Rached
________________________________________
Roger A. Rached
President and Chief Executive Officer

FORM 52 - 109FT2

Certification of Interim Filings During Transition Period

I, Dr. Owen A. Anderson, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated as of May 30, 2005.

/s/ Dr. Owen A. Anderson
________________________________________
Dr. Owen A. Anderson
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 2, 2005

/s/ Roger A. Rached
________________________________________
Roger A. Rached
President and Chief Executive Officer